UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Director/PDMR Shareholding

Pearson plc - (the "Company")
Notification of Directors' Interests

Annual Bonus Share Matching Plan ("ABSMP")

On 6 June 2011, participants became entitled to ordinary shares in the Company under the rules of the Annual Bonus Share Matching Plan (the "Plan"). Under the Plan, participants who invest their after-tax bonus in shares become entitled to "matching shares" on a one-for-one basis if a three-year corporate performance target is met.

The ABSMP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released.  The shares set out in the second column below were sold on 6 June 2011 at a price of £11.37 per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Number of Shares Sold	Number of Shares Retained
Marjorie Scardino	57,338	57,336
Robin Freestone	22,610	20,869

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director	Number of Shares	% of Capital
Marjorie Scardino	1,334,732	0.16410%
Robin Freestone	287,986	0.03541%

This notification is made in accordance with DTR 3.1.4R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  07 June 2011

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary